# PEAK6 CAPITAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-50422 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PEAK6 Capital Management LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W Jackson Blvd., Ste 500
(No. and Street)

| Chicago | Illinois | 60604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| James Ward | 312-444-8000 | jward@peak6.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

| 30 S Wacker Dr., Ste 3300 | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/24/2003 | PCAOB #49 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____Tom Simpson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____PEAK6 Capital Management LLC_____, as of _____12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**PEAK6 CAPITAL MANAGEMENT, LLC**

**DECEMBER 31, 2025**

**TABLE OF CONTENTS**

|  | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 2 |
| Notes to the Statement of Financial Condition | 3-12 |



RSM US LLP

## Report of Independent Registered Public Accounting Firm

To the Member of PEAK6 Capital Management LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of PEAK6 Capital Management, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 26, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

# PEAK6 CAPITAL MANAGEMENT, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2025

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 2,783,944 |
| Securities owned | | 6,738,198,396 |
| Receivable from clearing brokers | | 86,666,251 |
| Interest and dividends receivable | | 2,063,077 |
| Fixed assets (net of accumulated depreciation of $9,503,922) | | 1,785,578 |
| Other assets | | 1,850,007 |
| Total assets | $ | 6,833,347,253 |

**Liabilities and member's equity**

Liabilities:

| | | |
|---|---|---:|
| Securities sold, not yet purchased | $ | 5,697,455,397 |
| Interest and dividends payable | | 1,474,879 |
| Payable to affiliates | | 2,418,798 |
| Accounts payable and other accrued liabilities | | 34,485,758 |
| Total liabilities | | 5,735,834,832 |
| Member's equity | | 1,097,512,421 |
| Total liabilities and member's equity | $ | 6,833,347,253 |

*See accompanying notes*

# PEAK6 CAPITAL MANAGEMENT, LLC

## NOTES TO THE STATEMENT OF FINANCIAL CONDITION

### 1. Organization and Nature of Business

PEAK6 Capital Management LLC (the Company), a Delaware limited liability company and a wholly-owned subsidiary of PEAK6 Capital Management Holdings LLC (the Parent), trades proprietarily and operates as a market maker in equity options, providing liquidity to participants in the equity and equity derivatives markets. The Company, acting as principal, buys and sells equity securities and listed equity derivative financial instruments. The Company clears all transactions through registered clearing brokers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Financial Industry Regulatory Authority, Inc. (FINRA) acts as the Company's designated examining authority. The Company is a member of various options and equities exchanges.

For the period from January 1 through July 31, 2025, the Company was a majority-owned subsidiary of PEAK6 Group LLC (Group), with minority ownership by PEAK6 Investments LLC (Investments), with Group being a wholly owned subsidiary of Investments. Investments held both preferred and common ownership interests in the Company. Generally, when there were annual profits, the preferred rights would receive the first annual profits, up to the sum of (1) 4.7% of their beginning of year preferred capital balance, and (2) any amounts of (1) from the prior year(s) which exceeded allocable profits.  Next, profits would be allocated to Members to reverse prior losses that have not been previously offset.  Finally, the common rights receive any remaining profits, allocated 1% to Investments and 99% to Group. In the event of  annual losses, the losses would first be allocated to the common rights in the same proportion as profits above, until Investments' capital account was equal to the redemption price mandated in the LLC agreement, and then losses would be allocated 100% to Group until Group's capital account reaches zero, and then to Investments until all capital accounts reach zero.

In August 2025, Group and Investments contributed their interest in the Company to the Parent, in an exchange for interest in the Parent.  The Company now allocates 100% of their profits to the Parent.

The Company clears the majority of its transactions through its primary clearing brokers, Goldman Sachs & Co. (GS&Co.) and Apex Clearing Corporation (APEX), an affiliate.

**2. Significant Accounting Policies**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

**Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer which trades proprietarily and operates as a market maker. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute excess to the Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The statement of financial condition represents the single reportable segment's financial information for the year ended December 31, 2025.

**Securities Owned and Securities Sold, Not Yet Purchased**

Proprietary securities and derivative financial instrument transactions are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable. Securities owned and securities sold, not yet purchased are carried at fair value. Additionally, the Company may purchase warrants in publicly traded companies. These warrant positions function similar to a Securities Owned, however at December 31, 2025, there were no open warrant positions on the statement of financial condition.

See Note 3 for a description about how fair value is determined by the Company. Unrealized gains and losses are reflected in gains and losses on principal transactions on the statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

**2. Significant Accounting Policies (continued)**

**Receivable From Clearing Brokers**

Receivables relating to trades pending settlement, net unrealized gains and losses on futures, cash, and margin balances are reported in receivable from clearing brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on the clearing broker call rates. The Company loans and borrows securities, which as the borrower is charged short stock interest and as the holder is paid short stock rebates. Interest rates are determined and fluctuate by market conditions and type of security held or borrowed. Cash and securities at the clearing brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased. The Company's trades are settled on a daily basis between the clearing brokers and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed by the Company for a short period of time. The Company continually reviews the credit quality of its counterparties.

As of December 31, 2025, amounts receivable from clearing brokers totals $86,666,251, consisting of cash and futures open trade equity of $85,978,110 and $688,141 respectively. The amount receivable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company. The Company has a credit facility with GS&Co. with the purpose being to finance transactions of the Company.

**Income Taxes**

The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company's taxable income or loss is included in the income tax returns of its Parent. The Parent is classified as a partnership for federal and state income tax purposes and is not a tax-paying entity. Taxable income or loss of the Parent is passed through to its members and reported on their respective tax returns. Consequently, no provision for federal or state income taxes has been recorded in the statement of financial condition.

Prior to the Company becoming a disregarded entity, it was classified as a partnership for tax purposes. In this capacity, the Company and its Parent are generally subject to examination by U.S. federal and state tax authorities for the tax years 2022 through 2025.

The Company is currently under federal examination by the Internal Revenue Service for the tax years 2019 through 2021. In connection with this examination, the statute of limitations for these years has been extended and remains open. While the final outcome of this examination is not yet determinable, management does not anticipate that any resulting adjustments will have a material impact on the Company's statement of financial position or results of operations.

Notes to the Statement of Financial Condition (continued)

**2. Significant Accounting Policies (continued)**

**Credit Losses**

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivables from broker-dealers, securities purchased under agreements to resell and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2025.

**3. Financial Instruments**

ASC 820, Fair Value Measurement, defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

- Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities. For the Company, these consist of Equity securities and Exchange traded derivatives. Equity securities are valued based on quoted market prices in active markets. Exchange traded derivatives, such as equity and index options and futures, are valued based on exchange settlement prices or NBBO.

## Notes to the Statement of Financial Condition (continued)

**3. Financial Instruments (continued)**

- Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. For the Company, these consist of Equity debt securities which are contained within a product offered by the Company's clearing firm. The product is a cash settled time-bound financial instrument linked to a predetermined basket of securities. The payout is based on the realized variance of price movements of the basket over the defined observation period. The payoff depends on the magnitude of price fluctuations, not the direction of price changes.

- Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of December 31, 2025:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** |  |  |  |  |
| Securities owned: |  |  |  |  |
| Equity securities | $ 3,659,995,316 | $ 600 | $ - | $ 3,659,995,916 |
| Equity options | 3,063,533,598 | - | - | 3,063,533,598 |
| Equity debt security | - | 14,668,882 | - | 14,668,882 |
| Receivable from clearing brokers |  |  |  |  |
| Futures open trade equity | 688,141 | - | - | 688,141 |
| Total | $ 6,724,217,055 | $ 14,669,482 | $ - | $ 6,738,886,537 |
|  |  |  |  |  |
| **Liabilities** |  |  |  |  |
| Securities sold, not yet purchased |  |  |  |  |
| Equity securities | $ 2,567,262,484 | $ - | $ - | $ 2,567,262,484 |
| Equity options | 3,130,192,913 | - | - | 3,130,192,913 |
| Total | $ 5,697,455,397 | $ - | $ - | $ 5,697,455,397 |

For the Year Ended December 31, 2025, the Company held no financial instruments classified within Level 3 and there were no transfers within fair value levels.

**3. Financial Instruments (continued)**

All other assets and liabilities on the balance sheet are held at fair value or carrying amounts that approximate fair value.

**4. Related-Party Transactions**

The Company and affiliates are parties to an intercompany expense-sharing agreement that outlines the allocation of costs between entities. The Company reimburses costs, such as certain compensation-related, occupancy, and software costs, paid by affiliates, which are included in the respective line items on the statement of income. The following is a summary of the transactions and respective balances covered by this agreement:

- The Company pays affiliates for consulting services related to shared legal, accounting, management, and human resources services.
- The Company pays an occupancy fee to affiliates for space used.
- The Company reimburses certain software and consulting costs to affiliates.
- Specific to the transactions detailed above, as well as transactions settled in the normal course, at December 31, 2025, $2,077,948 of amounts payable to affiliates are reported on the statement of financial condition. The Company generally settles payables to affiliates on a monthly basis.

The Company and an affiliate are parties to an intercompany service agreement for consulting services related to technology and trading activities, whereby the Company will pay 115% of the costs of the affiliate. At December 31, 2025, a payable of $18,835 is included in payable to affiliates on the statement of financial condition.

The Company and an affiliate are parties to an intercompany service agreement for consulting services related to technology and trading activities, whereby the company will pay 108% of the costs of the affiliate. At December 31, 2025, a payable of $322,015 is included in payable to affiliates on the statement of financial condition.

The Company holds $1,193,046 of cash in a clearing account at an affiliate which is included in receivable from clearing brokers on the statement of financial condition.

**5. Line of Credit Agreement**

The Company had a credit agreement and revolving note with Investments for working capital management with a principal amount available up to $50,000,000. The credit agreement was last amended effective on November 12, 2024, to extend the maturity date to December 3, 2025. The credit agreement and revolving note bore interest at an annual interest rate of Fed Funds plus 0.32%. There was no outstanding amount at the maturity date of December 3, 2025 and the Company chose not to renew this credit agreement and revolving note with Investments.

**6. Employee Benefit Plan**

The Parent sponsors a defined contribution 401(k) employee benefit plan (the "Plan") that covers all eligible employees of the Company. The Parent may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement. The Parent charges the Company a rate per employee for inclusion in the Plan.

**7. Derivative Financial Instruments**

The Company, in connection with its proprietary trading activities, enters into various listed derivative transactions, including futures and exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate, or a combination of these factors. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. Derivatives held and or written provide the company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or volatility.

ASC 815, Derivatives and Hedging, requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair value basis.

The following table presents additional information about derivatives held by the Company categorized by primary risk exposure, and reflected on the statement of financial condition as of December 31, 2025:

| Primary Risk Exposure | Classification in Statement of Financial Condition | Fair Value |
|---|---|---|
| **Assets** | | |
| Equity option contracts | Securities owned | $ 3,063,533,598 |
| Equity futures contracts | Receivable from clearing brokers | 688,141 |
| | | $ 3,064,221,739 |
| | | |
| **Liabilities** | | |
| Equity option contracts | Securities sold, not yet purchased | $ 3,130,192,913 |
| | | $ 3,130,192,913 |

Notes to the Statement of Financial Condition (continued)

**7. Derivative Financial Instruments (continued)**

**Offsetting of Derivative Assets and Liabilities**

In the ordinary course of business, the Company has entered into transactions subject to enforceable master netting agreements or other similar agreements. Generally, the right of setoff in those agreements allows the Company to setoff any exposure to a specific counterparty in the event of default based on the terms of the agreements. Generally, the Company manages the cash and securities on a counterparty basis.

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative assets and liabilities presented in the statement of financial condition as of December 31, 2025, as well as those balances subject to a master netting agreement had the Company elected to offset:

| | Gross Amounts of Recognized Assets and Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | Net Amounts |
| | | | | Offsetting Derivative Positions | Collateral Posted | |
|---|---|---|---|---|---|---|
| **Receivable from clearing brokers:** | | | | | | |
| Equity Futures | $ 688,141 | $ - | $ 688,141 | $ - | $ 688,141 | $ - |

**Market Risk and Credit Risk**

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatility or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

**7. Derivative Financial Instruments (continued)**

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. The Company clears its trades through GS&Co. and APEX. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of the clearing brokers.

**Guarantees**

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460, Guarantees. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2025, the maximum payouts for these contracts are unknown. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts, as of December 31, 2025, are included in securities sold, not yet purchased in the statement of financial condition.

**8. Commitments and Contingencies**

**General Contingencies**

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

**8. Commitments and Contingencies (continued)**

**Legal Contingencies**

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition, results of operations, and cash flows of the Company.

**9. Net Capital Requirements**

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and the FINRA. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2025, the Company had net capital, as defined, of $878,312,831 which was $878,062,831 in excess of the minimum capital required to be maintained.

**10. Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the statement of financial condition was available to be issued. The Company did not identify any subsequent events which would require adjustment to or disclosure in the statement of financial condition.